UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42614

Inflection Point Acquisition Corp. III

(Exact name of registrant as specified in its charter)

167 Madison Avenue Suite 205 #1017

New York, New York 10016

(212) 295-5830

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one right to receive one-tenth (1/10) of one Class A ordinary share

Class A ordinary shares, par value $0.0001 per share

Rights, each entitling the holder to receive one tenth (1/10) of one Class A ordinary share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	Effective as of August 14, 2026, Inflection Point Acquisition Corp. III, a Cayman Islands exempted company (“Inflection Point”), consummated the previously announced business combination (the “Business Combination”) with Air Water Ventures Holdings Limited, a Cayman Islands exempted company (“Air Water”), Air Water Ventures Holdings Limited, a Cayman Islands exempted company (“PubCo”), and IPCX Merger Sub Limited, a Cayman Islands exempted company (“Merger Sub”). As part of the Business Combination transactions: (a) Inflection Point was merged with and into PubCo, as a result of which the separate corporate existence of Inflection Point ceased and PubCo continued as the surviving company (the “First Merger”), and (b) one business day after the First Merger, Air Water was merged with and into Merger Sub, as a result of which the separate corporate existence of the Air Water ceased and Merger Sub continued as the surviving company and a wholly owned direct subsidiary of PubCo. This Form 15 relates solely to the reporting obligations of Inflection Point under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of PubCo under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934 Inflection Point Acquisition Corp. III has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Inflection Point Acquisition Corp. III

Date: August 26, 2026	By:	/s/ David Tuerff
	Name:	David Tuerff
	Title:	Chief Financial Officer